Prudential Investment Portfolios 2
PGIM Core Ultra Short Bond Fund (the Fund)

Supplement dated August 27, 2020 to the
Currently Effective Prospectus

and Statement of Additional Information (SAI)

Effective immediately Jeffrey M. Venezia, MBA will join Joseph D'Angelo and Robert Browne as a portfolio manager for the Fund.

To reflect this change, the Prospectus and SAI are hereby revised as follows:

1. The second sentence in the section of the Prospectus entitled “How the Funds are Managed – Portfolio Managers” is hereby replaced with the information set forth below:

Mr. D’Angelo, Robert T. Browne and Jeffrey M. Venezia are primarily responsible for the management of the Ultra Short Bond Fund.

2. The section of the Prospectus entitled “How the Funds are Managed – Portfolio Managers” is hereby revised by adding the information pertaining to Mr. Venezia’s biography set forth below:

Jeffrey M. Venezia, MBA, is a Senior Associate and portfolio manager on the Money Markets Team for PGIM Fixed Income, where he actively manages client portfolios trading cash and other short term fixed income products such as Commercial Paper, Certificates of Deposits, Governments, Agencies and short Investment Grade Corporates.  Previously, Mr. Venezia was an Associate for PGIM Fixed Income's Portfolio Analysis Group, responsible for managing analysts supporting the U.S. Rates and Multi-Sector portfolios.  He was responsible for performing daily risk and portfolio management analysis, along with performance attribution for the team, with a focus on multi-sector strategies. Mr. Venezia also supported Prudential Financials General Account portfolios.  He joined the Firm in 2000. Mr. Venezia received a BA in Clinical Psychology from the University of Connecticut and a Masters in Business Administration (MBA) with a concentration in Finance from Montclair State University.

3. The table in the section of the SAI entitled “Management & Advisory Arrangements - The Fund’s Portfolio Managers: Information About Other Accounts Managed” is hereby revised by adding the following information pertaining to Mr. Venezia:

Other Funds and Investment Accounts Managed by the Portfolio Managers	Portfolio Managers	Registered Investment Companies/Total Assets	Other Pooled Investment Vehicles/ Total Assets	Other Accounts/ Total Assets
Ultra Short Bond Fund*	Jefferey M. Venezia, MBA	5/$31,829,735,437**	None	28/$45,632,830,215**

*Accounts are managed on a team basis. If a portfolio manager is a member of a team, any account managed by that team is included in the number of accounts and total assets for such portfolio manager (even if such portfolio manager is not primarily involved in the day-to-day management of the account).

** Information provided as of July 31, 2020.

4. The table in the section of the SAI entitled “Management & Advisory Arrangements - The Fund’s Portfolio Managers: Personal Investments and Financial Interests” is hereby revised by adding the following information pertaining to Mr. Venezia:

Personal Investments and Financial Interests of the Portfolio Managers
Subadviser	Portfolio Managers	Investments and Other Financial Interests in the Fund and Similar Strategies*
PGIM Fixed Income	Jefferey M. Venezia, MBA	None

*“Investments and Other Financial Interests in the Fund and Similar Strategies” include direct investment in the Fund and investment in all other investment accounts which are managed by the same portfolio manager that utilize investment strategies, investment objectives and mandates that are similar to those of the Fund. “Other financial interests” are interests related to awards under a targeted long-term incentive plan, the value of which is subject to increase or decrease based on the performance of the Fund. “Other Investment Accounts” in similar strategies include other PGIM funds, insurance company separate accounts, and collective and commingled trusts.

The dollar range of the Portfolio Manager’s direct investment in the Fund is as follows: Jefferey M. Venezia: None.